UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BIDZ.COM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

8883T200

(CUSIP Number)

Kia Jam

Glendon Group, Inc.

2425 Colorado Boulevard, Suite B-205

Santa Monica, California 90404

(310) 828-6767

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Law Offices of Aaron A. Grunfeld

1100 Glendon Avenue, Suite 850

Los Angeles, California 90024

(310) 788-7577

May 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8883T200

1	Name of Reporting Person Glendon Group, Inc.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,763,738

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,763,738

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,763,738

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 36.80%*

14	Type of Reporting Person CO

* Based on 18,378,795 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on May 11, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Kia Jam

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,763,738

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,763,738

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,763,738

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 36.80%*

14	Type of Reporting Person IN

* Based on 18,378,795 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on May 11, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person David Zinberg

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,898,134

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,898,134

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,898,134

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 15.77%*

14	Type of Reporting Person IN

* Based on 18,378,795 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on May 11, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Marina Zinberg

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,865,604

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,865,604

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,865,604

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 21.03%*

14	Type of Reporting Person IN

* Based on 18,378,795 shares of common stock outstanding as reported by Issuer in its Form 10-Q filed on May 11, 2012.

CUSIP No. 8883T200

1	Name of Reporting Person Weston Capital Management LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC/PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0

14	Type of Reporting Person IV/PN

CUSIP No. 8883T200

1	Name of Reporting Person Albert Hallac

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF/PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0

14	Type of Reporting Person IN

PRELIMINARY STATEMENT AND EXPLANATORY NOTE

On May 17, 2012, BIDZ.com, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Glendon Group, Inc., a Delaware corporation ("Parent"), and Bidz Acquisition Company, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), pursuant to which Merger Subsidiary will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger Agreement was negotiated on behalf of the Company by a special committee of the Board of Directors of the Company composed entirely of independent directors with the assistance of financial and legal advisors.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of the Company's common stock issued and outstanding immediately prior to the effective time (other than shares owned by Parent, the Company or their respective subsidiaries and shares held by dissenting stockholders), automatically will be cancelled and converted into the right to receive $0.78 per share in cash, without interest. Parent has obtained an equity commitment from an investment fund affiliated with Albert Hallac to fund the transactions contemplated by the Merger Agreement. An entity affiliated with Mr. Hallac (collectively “Weston”) also has agreed to guarantee any payment obligations of Parent and Merger Subsidiary arising under the Merger Agreement, including as a result of any breach thereof, on the terms and subject to the conditions set forth in a written guarantee in favor of the Company. Kia Jam is the President, Director and voting shareholder of Parent and is an officer and director of Merger Subsidiary. Weston has no voting rights in Parent and disclaims beneficial ownership of Common Stock beneficially owned by the other Reporting Persons.

Concurrently with the execution and delivery of the Merger Agreement, David Zinberg, the founder, Chief Executive Officer and a Director of the Company, and Marina Zinberg, Mr. Zinberg's sister, entered into a contribution agreement and a voting agreement with Parent, pursuant to which they (i) agreed to contribute to Parent, immediately prior to (but subject to) the effective time of the Merger, all shares of Company common stock beneficially owned by them in exchange for shares of common stock of Parent and (ii) agreed, among other things, to vote their shares in favor of the adoption of the Merger Agreement and any other stockholder proposals necessary to consummate the Merger, including any proposal to adjourn the stockholder meeting at which stockholder approval is sought to solicit additional votes in favor of adoption of the Merger Agreement. The shares subject to these agreements represent about 36.80% of Common Stock based on 18,378,795 shares of common stock outstanding as reported by the Company in its Form 10-Q filed on May 11, 2012. These agreements terminate upon any termination of the Merger Agreement or any change in the Board of Director's recommendation with respect to the Merger Agreement, and in certain other circumstances. The Company is not a signatory to the contribution agreement or voting agreement.

This statement on Schedule 13D (this “Statement”) reflects that, as of May 17, 2012 Parent, David Zinberg and Marina Zinberg have formed a Section 13(d) “group” as described in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with respect to their beneficial ownership of Common Stock as described herein. Reference is made to the information provided in the filings by David Zinberg and Marina Zinberg, as amended to date, with respect to their beneficial ownership of common stock. To the extent the information contained herein represents a material change in the facts set forth in such previous filings, such previous filings shall be deemed amended and supplemented by the information provided herein.

Item 1.	Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Bidz.com, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3562 Eastham Drive, Culver City, California 90232.

Item 2.	Identity and Background.

(a)-(c)— The names of persons filing this Statement (collectively, the “Reporting Persons”) are: (1) Glendon Group, Inc/Kia Jam, (2) David Zinberg, (3) Marina Zinberg, (4) Weston Capital Management LLC and (5) Albert Hallac.

Mr. Kia Jam is Chief Executive Officer, President and Director of Glendon Group, Inc and Bidz Acquisition Company, Inc. He is President and Chief Executive Officer of K. Jam Media, an independent media company with interests in production, distribution, post-production and film property acquisition.

Mr. Zinberg is Chief Executive Officer of the Company.

Ms. Zinberg is the sister of David Zinberg and a principal shareholder of the Company.

Weston Capital Management LLC is an alternative investment firm.

Mr. Hallac is a founder and Chairman of Weston Capital Management LLC.

The principal business address for Kia Jam, for Parent and for Merger Subsidiary is 2425 Colorado Boulevard, Suite B-205, Santa Monica, California 90404.

The principal business address for David Zinberg is c/o Bidz.com, Inc., 3562 Eastham Drive, Culver City, California 90232.

The principal business address for Marina Zinberg is c/o Bidz.com, Inc., 3562 Eastham Drive, Culver City, California 90232.

The principal business address for Weston and Albert Hallac is 767 3rd Avenue, 25th Floor, New York, New York 10017.

(d)-(e) During the last five years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each individual who is a Reporting Person is a citizen of the United States of America. Glendon Group, Inc., Bidz Acquisition Company, Inc., and Weston are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.
Please see disclosures contained above under “Preliminary Statement and Explanatory Note” and those set forth below in Item 4 with respect to all Reporting Persons.

Item 4.	Purpose of Transaction.

As described and set forth above in “Preliminary Statement and Explanatory Note, the Company has entered into an Agreement and Plan of Merger, dated as of May 17, 2012 (the “Merger Agreement”), with Glendon Group, Inc., a Delaware corporation (“Parent”), and Bidz Acquisition Group, Inc., a Delaware corporation and, wholly-owned subsidiary of Parent (“Merger Subsidiary”). The Merger Agreement provides that Merger Subsidiary will be merged with and into the Company, with the Company continuing as the surviving corporation in such merger as, wholly-owned subsidiary of Parent (the “Merger”), and that each issued and outstanding share of Common Stock of immediately prior to the effective time of the Merger (other than shares owned by Parent, Merger Subsidiary or any other subsidiary of Parent or the Company and shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will automatically be canceled and converted in the Merger into the right to receive $0.78 per share in cash, without interest. The Merger Agreement and the Merger are described in greater detail in the Current Report on Form 8-K filed by the Company on May 18, 2012.

In connection with the Merger Agreement, David Zinberg and Marina Zinberg have entered into a contribution agreement (the “Contribution Agreement”) with Parent pursuant to which they have agreed to contribute, in the aggregate, approximately 6,763,738   shares of the Company’s Common Stock owned by them in exchange for equity interests in Parent in lieu of receiving the cash merger consideration for such shares. The Contribution Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. These Reporting Persons have also entered into a voting agreement (the “Voting Agreement”) pursuant to which they have agreed to vote all of the shares of Common Stock that they now own or will own prior to the effective time of the Merger in favor of the adoption of the Merger Agreement. The Voting Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. Accordingly, these Reporting Persons are deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

After the completion of the Merger, the Company will cease to be a publicly held company.

The foregoing descriptions of the Merger Agreement, the Contribution Agreement and the Voting Agreement are summaries only and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 2, 3 and4, respectively, to this Statement and are hereby incorporated herein by reference.

The Company, the Reporting Persons and the Company’s other directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Merger. Information concerning the interests of these directors, executive officers and other members of the Company’s management and employees in the proposed merger will be included in the Company’s proxy statement it expects to file with the SEC in connection with the proposed Merger. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. Information regarding the Company’s directors and executive officers is also available in its Annual Report on Form 10-K for the year ended December 31, 2011 and in its proxy statement for its 2011 Annual Meeting of Stockholders, which documents are on file with the SEC. Once filed with the SEC, the proxy statement and such other documents will be available without charge at www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

(a) Collectively, the Reporting Persons beneficially own 6,763,738 shares of Common Stock representing 36.80% of the outstanding shares of Common Stock (based on 18,378,795 shares of Common Stock outstanding as reported by the Company in its Quarterly Report on Form 10-Q, filed  May 11, 2012), comprised as follows:

(i)   Mr. Zinberg directly owns of record 2,898,134 shares of Common Stock representing 15.77% of the outstanding shares of Common Stock.

(ii)   Ms. Zinberg directly owns 3,865,604 shares of Common Stock, representing about 21.03% of the outstanding shares of Common Stock.

The Reporting Persons, to the extent they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons. Weston disclaims beneficial ownership of shares of Common Stock that are or may be owned directly by other Reporting Persons and further disclaims that it is part of a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Except for David Zinberg, who on April 4, 2012 surrendered 18,340 shares to pay certain payroll taxes on 50,000 restricted Company shares that had vested for him, no Reporting Person has effected any transactions in the Company’s Common Stock in the last sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The descriptions of the Merger Agreement, the Contribution Agreement and the Voting Agreement contained in Item 4, above, are hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

The following documents are included or incorporated as exhibits to this Statement:

1.    Joint Filing Agreement among the Reporting Persons.

2.    Agreement and Plan of Merger, dated May 17, 2012, by and among Glendon Group. Inc., Bidz Acquisition Company, Inc., and Bidz.com, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2012).

3.    Contribution Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg.

4.    Voting Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012

/s/ Kia Jam
By: Kia Jam, President
Glendon Group, Inc. and individually

/s/ David Zinberg
David Zinberg

/s/ Marina Zinberg
Marina Zinberg

/s/ Albert Hallac
Albert Hallac

/s/ Albert Hallac
By: Albert Hallac, Chief Executive Officer
Weston Capital Management LLC

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement among the Reporting Persons.

Exhibit 2

Agreement and Plan of Merger, dated May 17, 2012, by and among Glendon Group. Inc., Bidz Acquisition Company, Inc., and Bidz.com, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2012).

Exhibit 3	Contribution Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg.

Exhibit 4	Voting Agreement, dated May 17, 2012, by and among Glendon Group, Inc., David Zinberg and Marina Zinberg.